NORTH AMERICAN
CONSTRUCTION GROUP
EVERYONE GETS HOME SAFE

516
930E
516

ANNUAL INFORMATION FORM

MARCH 13, 2024

Annual Information Form
March 13, 2024
A. EXPLANATORY NOTES
The information in this Annual Information Form ("AIF") is stated as at December 31, 2023, unless otherwise indicated. For an explanation of specific terms used in our documents, please refer to the "Glossary of Terms" in this AIF. All references in this AIF to "we", "us", or the "Company", unless otherwise specified, mean North American Construction Group Ltd. and its Subsidiaries (as defined below). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and notes for the year ended December 31, 2023, and the annual Management’s Discussion and Analysis ("MD&A") are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and our company website at www.nacg.ca.
Caution Regarding Forward-Looking Information
Our AIF is intended to enable readers to gain an understanding of our current business, operations, prospects, risks and external factors that impact our business. To do so we provide material information and analysis about our company and our business at a point in time in the context of our historical and possible future development. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks, assumptions and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary from the forward-looking information. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for further detail on what constitutes forward-looking information and discussion of the risks, assumptions and uncertainties related to such information.
B. CORPORATE STRUCTURE
North American Construction Group Ltd.
The Company is a corporation subsisting under the Canada Business Corporations Act, originally formed on November 28, 2006, from an amalgamation of NACG Holdings Inc. with two of its wholly-owned subsidiaries. The amalgamated entity took the name "North American Energy Partners Inc.". On April 11, 2018, the Company changed its name to "North American Construction Group Ltd.". On January 1, 2021, the Company undertook a further amalgamation with certain of its wholly owned subsidiaries, adopting the articles and bylaws of the predecessor parent. Under the Company’s Articles of Amalgamation and Bylaws, there are no restrictions on the business the Company may carry on.
The Company's head office is located at 27287 - 100 Avenue, Acheson, AB, T7X 6H8. Its registered office is 2700, 10155 - 102 Street, Edmonton, AB, T5J 4G8.
Subsidiaries
The Company's business is primarily carried out by its subsidiaries. As at December 31, 2023, those consisted of:
•Twelve subsidiaries carrying on business in Canada, all of which are wholly-owned and directly held by the Company, those being North American Fleet LP (operated by its general partner North American Fleet GP Ltd.), North American Enterprises LP (operated by its general partner North American Enterprises GP Ltd.), ML Northern Services LP (operated by its general partner ML Northern Services GP Ltd.), NACG Acheson Ltd., NACG Management Ltd., NACG Properties Inc., North American Engineering Inc., North American Maintenance Ltd., North American Mining Inc., North American Services Inc., North American Site Development Ltd. and DGI Trading Canada Ltd. North American Fleet LP, North American Enterprises LP and ML Northers Services LP are limited partnerships established under the Alberta Partnership Act, with their general partners being corporations subsisting under the Business Corporations Act (Alberta). All of the other subsidiaries are corporations subsisting under the Business Corporations Act (Alberta).

Annual Information Form	1	North American Construction Group Ltd.

•Fifteen subsidiaries carrying on business in Australia, all of which are directly or indirectly wholly-owned by the Company, those being NACG MM Acquisition Pty Ltd, NACG Australia Holdings Pty Ltd, DGI Trading (Holdings) Pty Ltd, DGI Trading (Aust) Pty Ltd, M.W.A. Investments Pty Ltd, MacKellar Mining Pty Ltd, MacKellar Asset Company Pty Ltd, Mackmine Pty Ltd, Jalgrid (WA) Pty Ltd, M Services Holdings Pty Ltd, M People (Qld) Pty Ltd, McKellar Property Investments Pty Ltd, Western Plant Hire Holdings Pty Ltd, WPH Assets Pty Ltd and Western Plant Hire (WA) Pty Ltd. All such subsidiaries are corporations subsisting under the laws of Australia.
•Five subsidiaries carrying on business in the United States, all of which are directly or indirectly wholly-owned by the Company, those being NACG US, Inc., NACG Wyoming, Inc., NACG Texas, Inc., NACG North Dakota, Inc. and NACG Red River Holdings, LLC. All of those subsidiaries are corporations subsisting under the laws of Delaware, with the exception of NACG Red River Holdings, LLC, which is a limited liability company subsisting under the laws of Delaware.
•The Company's interest in the "Nuna Group of Companies", which consists of various ownership interests in the following corporations, with the Company's ownership and voting interests being as indicated below:
• Nuna Logistics Limited (49%)            • Nuna West Mining Ltd. (49%)
• Nuna Pang Contracting Ltd. (37.25%)        • Nuna East Ltd. (37.25%)
Nuna Logistics Limited is a corporation subsisting under the Business Corporations Act (British Columbia). Nuna East Ltd., Nuna West Mining Ltd. and Nuna Pang Contracting Ltd. are corporations subsisting under the Canada Business Corporations Act.
•The Company's interest in the Mikisew North American Limited Partnership (operated by its general partner 2109830 Alberta Ltd.). The Company has a 49% ownership and voting interest in both Mikisew North American Limited Partnership, a limited partnership established under the Alberta Partnership Act, and its general partner, a corporation subsisting under the Business Corporations Act (Alberta).
The Company has additional subsidiaries not included above operating in Australia, but the total assets and revenues of such subsidiaries do not, individually, constitute more than 10% of the consolidated assets or consolidated revenues of the Company or, in aggregate, constitute more than 20% of the consolidated assets or consolidated revenues of the Company as at December 31, 2023.
C. OUR BUSINESS
General Development of the Business Over the Past Three Years
Key Contract Awards and Amendments
On March 5, 2024, we announced a five-year contract extension awarded to the MacKellar Group by a major metallurgical coal producer in relation to a mine in the state of Queensland, Australia. The contract contemplates the provision of fully maintained equipment and related services at the site operated by the producer. The award extends the expiry date from June 6, 2025 to June 30, 2030. Rental scopes are estimated at $100 million per year resulting in a total value from this extension of $500 million.
On January 31, 2024, we announced a three-year regional services contract awarded to Mikisew North American Limited Partnership ("MNALP") by a major oil sands producer in the Canadian oil sands region. The contract contemplates the provision of services across various mine sites operated by the producer. Initial committed earthworks volumes in the first year of the agreement provide NACG with $225 million in contractual backlog.
During the third quarter of 2022, we entered into amendments to several of our contracts with major oil sand producers to adjust equipment and unit rates in response to extraordinary and specific cost inflation experienced in the region during the first half of the year.
On March 17, 2022, we announced a five-year contract awarded to MNALP by a major oil sands producer. Given the contractual scope included in the award, the new agreement qualified as backlog which was estimated at $125 million.
On September 14, 2021, we announced a contract award to MNALP by a major oil sands producer. The contract extended the existing master service agreement between NACG and the producer to December 2023 as well as transitioning the contractor role from NACG to MNALP.

Annual Information Form	2	North American Construction Group Ltd.

On July 21, 2021, we announced a contract amendment to a multiple use agreement between MNALP and a major oil sands producer, providing additional revenue over the remainder of the term of an existing agreement.
On June 21, 2021, along with our partners Acciona S.A. and Shikun & Binui Ltd., we announced the award of the Fargo-Moorhead flood diversion project in the United States. Our share of the project revenue is estimated to be approximately $650 million over the term of the contract of which the majority is expected to be earned during the initial six-year construction period. This award marked the largest infrastructure project in our history and underlined the significant earth works and construction expertise that we brought to the bid process. The completion of the financial close for this project was announced on October 14, 2021.
Acquisitions and Expansion
On October 1, 2023, we acquired 100% of the shares and business of MacKellar Group (“MacKellar”), a privately owned Australia-based provider of heavy earthworks solutions to the mining and civil sectors for total consideration of $179.7 million, comprised of a cash payment, a contingent payment based on forecasted performance for a specific customer which is expected to be paid in full, an earn-out mechanism based on MacKellar’s net income generated over four years, and deferred consideration which is a vendor provided debt mechanism to be paid out evenly over four years and is estimated based on unaudited financial statements at closing. When including the debt and cash assumed of $203.9 million and $13.9 million, respectively, on October 1, the total purchase price was $369.7 million. Subsequent to the effective date, we increased the heavy equipment fleet by incurring $34.9 million of growth capital spending during the fourth quarter. MacKellar Group, with its heavy construction equipment fleet based in Australia, provides heavy earthworks solutions to the mining and civil sectors. The acquisition significantly expanded our global capabilities and allows us to serve a highly valuable and diversified base of customers.
On October 1, 2022, we acquired a privately-owned heavy equipment servicing company specializing in mobile fuel, lube, and steaming services based in Fort McMurray, Alberta, total cash consideration of $8.0 million, comprised of a purchase price of $13.7 million for property, plant and equipment and working capital, less assumed lease liabilities of $5.7 million. Property, plant and equipment includes a fleet of approximately twenty mobile fuel, lube, and steaming trucks, in addition to the required supporting light equipment fleet. The acquisition was premised on our continued drive to lower operating costs by maximizing our internal maintenance capabilities.
In October 2021, we completed the expansion of our primary heavy equipment maintenance facility in Acheson, Alberta. The facility was increased by four bays and over 14,000 square feet, representing a capacity increase of approximately 50%. The expansion incorporated design changes with the objective of improving work flow and increasing available man hours.
On July 1, 2021, we acquired DGI Trading Pty Ltd. ("DGI"), a supplier of production-critical mining components based in Kempsey, New South Wales, Australia, for a purchase price of $18.4 million with an initial payment of $10.3 million funded through existing debt facilities. The purchase price was approximately equal to the net identifiable assets of DGI, comprised primarily of inventory, plus subsequent payments over a four-year period based on the earnings of the business.
Health and Safety
On January 6, 2022, it was reported that a fatality occurred at the Millennium mine in Fort McMurray, Alberta. The incident involved a collision between two haul trucks during the early morning hours. The investigation was completed by Alberta Occupational Health and Safety. Following a review for enforcement action on February 16, 2023, it was determined that neither prosecution nor an administrative penalty was appropriate based on the circumstances surrounding the incident. The investigation was concluded on July 25, 2023, and the file has been closed.
Sustainability
On February 2, 2021, we released our inaugural 2021 Sustainability Report, providing a structured framework for environmental, social and governance initiatives moving forward. Our 2022 and 2023 Sustainability Reports marked additional steps forward in our commitment to sustainable business practices and to standardize transparent sustainability disclosure. Our 2024 report, which is expected to be released in the first half of 2024, continues to build on the progress we have made so far including more advanced metrics and greater alignment with relevant reporting frameworks.
Leadership Changes
On March 1, 2024, Dr. Vanessa Guthrie AO was appointed to our board of directors.

Annual Information Form	3	North American Construction Group Ltd.

Effective October 1, 2023, concurrent with the acquisition and while maintaining the Chief Operating Officer role, Barry Palmer assumed the additional role of Regional President, MacKellar Group.
On May 4, 2022, Ronald A. McIntosh retired from our board of directors.
As of January 1, 2022, Martin Ferron's role as an executive of the Company ended and, accordingly, while he continues as a director of the Company and as Chair of the Board, he is no longer Executive Chair of the Board.
Effective January 1, 2021, Joseph Lambert was appointed to the position of President and Chief Executive Officer and joined our board of directors. Concurrently, Martin R. Ferron resigned as Chief Executive Officer and assumed the role of Executive Chair and Barry W. Palmer was promoted from his position of Senior Vice-President, Operations to the position of Chief Operating Officer.
Financing and Capital Allocation
On October 3, 2023, we announced an amendment and extension of our senior secured credit facility (the "Credit Facility"). The facility maturity date has been extended by one year with a new maturity date of October 3, 2026. In addition to the extension of existing favourable terms, the overall capacity has been increased and an Australian dollar tranche was added in order to facilitate the MacKellar acquisition.
On February 15, 2023, we announced a change to our dividend policy whereby our regular dividend was increased to $0.40 per common share per year, payable on a quarterly basis, up from $0.32 per year.
On September 20, 2022, we announced an amendment and extension of our Credit Facility. The facility maturity date was extended by one year and overall borrowing capacity was allocated to provide greater flexibility in operating the Company’s joint ventures.
On April 11, 2022, we commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,113,054 common shares were authorized to be purchased. To comply with applicable securities laws, no more than 1,498,716 voting common shares will be purchased on the New York Stock Exchange ("NYSE") or alternative trading systems. During the year ended December 31, 2022, we purchased and subsequently cancelled 2,113,054 shares under this NCIB, which resulted in a decrease of common shares of $16.8 million and a decrease to additional paid-in capital of $15.8 million. This completed the NCIB with the maximum number of authorized common shares purchased.
In 2022, we completed the NCIB which had commenced on April 9, 2021, upon the purchase and cancellation of 82,592 common shares. The purchases resulted in a decrease to common shares of $0.7 million and a decrease to additional paid-in capital of $0.8 million. On a combined basis, a total of 119,592 shares were purchased and cancelled under this NCIB.
On February 16, 2022, we announced a change to our dividend policy whereby our regular dividend was increased to $0.32 per common share per year, payable on a quarterly basis, up from $0.16 per year.
On September 29, 2021, we announced an amendment and extension of our Credit Facility. The facility maturity date was extended by one year, with additional amendments being incorporated that provided us greater flexibility in operating through joint ventures, including joint ventures related to larger contracts under public-private-partnership financing models.
On June 1, 2021, we issued $65.0 million aggregate principal amount of 5.50% convertible unsecured subordinated debentures. On June 4, 2021, the underwriters exercised the over-allotment option, in full, purchasing an additional $9.8 million aggregate principal amount of 5.50% convertible unsecured subordinated debentures. The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances.
On April 9, 2021, we commenced a NCIB under which a maximum number of 2,000,000 common shares were authorized to be purchased. To comply with applicable securities laws, no more than 1,497,476 voting common shares will be purchased on the New York Stock Exchange ("NYSE") or alternative trading systems. This NCIB will be terminated no later than April 8, 2022. During the year ended December 31, 2021, we purchased and subsequently cancelled 37,000 shares under this NCIB, which resulted in a decrease of common shares of $0.3 million and a decrease to additional paid-in capital of $0.2 million.
In Q1 2021, we completed the NCIB which had commenced on March 12, 2020, upon the purchases and cancellations of 1,076,903 common shares. The purchases resulted in a decrease to common shares of $8.7 million and a decrease to additional paid-in capital of $7.3 million. This completed the NCIB with the maximum number of authorized common shares purchased.

Annual Information Form	4	North American Construction Group Ltd.

Option Plan
Effective November 17, 2021, the Board of Directors of the Company resolved to terminate the Company's 2004 Amended and Restated Option Plan. There were no options issued or outstanding as at the date of termination.
Business Overview
We provide a wide range of mining and heavy civil construction services to customers in the resource development and industrial construction sectors within Australia, Canada, and the United States. A significant portion of our services are primarily focused on supporting the construction and operation of surface mines. We are considered to be a "first-in, last-out" service provider because we provide services through the entire lifecycle of projects. Our work typically begins with the initial consulting services provided during the planning phase, including a review of constructability, engineering and budgeting. This leads into the construction phase during which we provide an expanded range of services, including clearing, road construction, site preparation, underground utility installation and mine infrastructure construction, including construction of tailings ponds, access roads, stabilized earth walls and earth dams. As our mining customers move into production, we support the long-term operation of the mine by providing ongoing site maintenance and upgrading, equipment and labour supply, overburden removal, material hauling and land reclamation. During these lifecycles, we also are increasingly providing rental equipment to the site either directly to the customer or indirectly to a joint venture which holds the contract with the customer.
More specifically:
•We provide construction and operations support services in the Canadian oil sands region through all stages of the various mine's lifecycle. Our services are typically provided pursuant to non-exclusive master service agreements or multiple use agreements that set out contractual terms over three-to-five year periods. At present, we have such agreements with existing terms expiring between 2024 and 2027 with Suncor Energy Services Inc., for its Millennium and North Steepbank projects, Fort Hills Energy LP, for its Fort Hills Mine, Syncrude Canada, for its Mildred Lake Mine and Aurora Mine, and Imperial Oil Limited, for its Kearl Mine. The majority of services provided in the oil sands region are being completed through the Mikisew North American Limited Partnership ("MNALP"). In general terms, this Indigenous joint venture, of which we have a 49% ownership interest, performs the role of contractor and sub-contracts work to us as needed.
•MacKellar Group, a wholly-owned subsidiary, primarily provides fully maintained heavy equipment rentals and full service mine operations support at metallurgical and thermal coal mines in the state of Queensland, Australia. Our services are provided under multi-year contracts which, along with equipment and labour rates, contain minimum hour, cost recovery and other contractual commitments. Western Plant Hire, a subsidiary of MacKellar, operates in Western Australia and exclusively provides heavy equipment rentals mostly to iron ore, gold and lithium producers
•We provide heavy equipment maintenance, component remanufacturing and full equipment rebuild services to mining companies and other heavy equipment operators. Our maintenance personnel have specialized skills in working with equipment subjected to the difficult operating conditions of the mining industry. Those specialized skills, combined with our new purpose-built facilities, provide us with the ability to provide a high level of maintenance services in a cost effective manner to our external customers.
DGI (Aust) Trading Pty Ltd. ("DGI"), an Australian-based subsidiary, serves the mining and construction industry by supplying production-critical components. DGI is vertically integrated with our maintenance programs and therefore is also able to support our equipment rebuild and component remanufacturing processes. With partners in over ten key countries, DGI maintains a network of suppliers and facilities which enable a unique ability to provide these valuable components in an economical fashion.
Nuna Group of Companies ("Nuna"), of which we own 49%, is a well-established incumbent contractor in Nunavut and the Northwest Territories. Nuna’s construction revenue relates to commodities such as base metals, precious metals and diamonds as well as infrastructure-related projects that involve major earthworks. Nuna continues to successfully complete major projects in Ontario, Saskatchewan and British Columbia. Nuna’s peak business activity occurs during the summer months generally from June to September.
As part of the Fargo-Moorhead flood diversion project, we entered into two joint ventures, each with specific roles & responsibilities. We own a 15% interest in the Red River Valley Alliance, LLC ("RRVA") which is party to the agreement with the Metro Flood Diversion Authority to design, construct, finance, operate and maintain the diversion channel and associated infrastructure that forms part of the Fargo-Moorhead Metropolitan Area Flood Risk Management Project. We own a 30% interest in ASN Constructors which entered into the design and build contract

Annual Information Form	5	North American Construction Group Ltd.

for the project with RRVA. Based in Fargo, North Dakota, the flood diversion project completed it's first full year of construction in 2023 and has now surpassed the 30% completion mark.
We provide mine management services for thermal coal mines in Wyoming and Texas, USA. Multi-year service agreements are in place to provide the framework for the supply of mind and management services as well as labour, equipment and back-office supplies & services.
Given the growing prominence of our joint ventures, we have commenced reporting the gross sales to our joint venture as a percentage of total consolidated revenue. For clarity, this percentage excludes equity accounted results. For the year ended December 31, 2023, gross sales to our affiliates and joint ventures was 93% as a percentage of total consolidated revenue (December 31, 2022 – 87%).
Fleet and Equipment
As of December 31, 2023, we directly operated a heavy equipment fleet of 900 units; approximately 75% were owned, 23% were leased and 2% were rented. This fleet is supported by over 900 pieces of ancillary equipment. In addition to this, the joint ventures we operate owned and leased fleets totaling 309 heavy equipment units for a combined total, excluding rented equipment of 1,209 units.
We have a modern, well-maintained fleet of equipment to service our clients' needs. We operate a significant number of trucks larger than 240 tons in capacity which gives us a distinct advantage over competitors with respect to both specialized skill base and equipment availability. The size and diversity of our fleet gives us the ability to respond on short notice and provide customized fleet solutions for each specific job. Our equipment strategy allows us to meet our customers' variable service requirements while balancing the need to maximize equipment utilization.
As of December 31, 2023, our owned and leased fleet (excluding rentals) is comprised of the following categories:

Category	Capacity Range	Horsepower Range	Number Owned	Number Leased
Mining trucks	40 to 400 tons	476 ‑ 2,700	300	86
Articulating trucks	30 to 60 tons	305 ‑ 406	12	10
Loaders	1.5 to 16 cubic yards	110 ‑ 690	79	7
Shovels	18 ‑ 80 cubic yards	1,300 ‑ 3,760	10	3
Excavators	1 to 29 cubic yards	90 ‑ 1,944	44	55
Dozers	20,741 lbs to 230,100 lbs	96 - 850	129	35
Graders	14 to 24 feet	150 ‑ 500	41	8
Packers	14,175 to 68,796 lbs	216 ‑ 315	2	—
Other heavy equipment			54	4
Total			671	208
Competitive Conditions
Much of our business is secured through the formal competitive bidding process. Our competitive environment and customer behavior is focused on lowering costs and getting the best value for dollars spent. Our customers take different approaches to contracting on their sites and in some cases have embarked on contractor consolidation and the signing of longer-term agreements with committed volumes to ensure safe and cost-conscious execution certainty as well as fleet availability. Our customers continue to increase the number of competitors on their bid lists in efforts to achieve lower pricing. In some cases, we are seeing willingness from the customer and competitors to entertain alternate pricing arrangements such as "risk/reward" agreements where the customer is willing to share in some of the risks, provided there are corresponding costs savings to warrant taking on such risks.
Our commitment to safety, combined with our significant mining and heavy construction knowledge, experience, long-term customer relationships, equipment capacity and scale of operations, differentiate us from our competition and provide significant value to our customers. We believe we are a premier provider of contract mining services and heavy civil earthworks. We have operated in western Canada for over 70 years and have participated in every significant oil sands mining project since operators first began developing this resource over 40 years ago. The MacKellar Group has operated in the Queensland region for over 55 years. This participation has given us extensive experience operating in the challenging working conditions created by the harsh climate and difficult terrain in the respective regions. The combination of our significant size and extensive experience makes us one of only a few companies capable of taking on long-term, large-scale mining and heavy civil construction projects. This competitive advantage supports successfully providing similar services to large-scale earthworks infrastructure and resource development projects in Canada, Australia and the United States.

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Major Suppliers
We have long-term relationships with the following suppliers of equipment, parts and components:
•Finning International Inc. (over 53 years), the Caterpillar heavy equipment supplier in Alberta for the majority of our mining fleet, including repair parts;
•Wajax Corporation (over 28 years), the supplier of our mining and construction Hitachi excavators and shovels;
•Brandt Tractor Ltd. (over 38 years), the Alberta supplier for our construction John Deere excavators;
•SMS Equipment Inc. (over 13 years), the Canadian supplier of our Komatsu mining trucks;
•Cummins Western Canada (over 17 years), the supplier of parts and engines for the Hitachi and Komatsu mining equipment;
•Brake Supply Inc. (over 13 years), our prime supplier of Caterpillar powertrain components, hydraulic cylinders for our Caterpillar mining fleet of haul trucks, ranging in carrying capacity from 100-tonne to 400-tonne and for dozers, ranging from D8T to D11T models;
•Hydraulic Repair and Design (over 13 years), our prime supplier of hydraulic cylinders and pumps for our Hitachi mining shovels and excavators;
•Strongco, (10 years) the Alberta dealer for Volvo construction equipment, 60T trucks and excavators;
•SRC of Lexington (6 years), our prime supplier of Caterpillar re-manufactured engines for our Caterpillar mining fleet of haul trucks, ranging in carrying capacity from 100-tonne to 240-tonne and for dozers, ranging from D10T and D11T models;
•Independent Rebuilders (5 years), our prime supplier of Caterpillar re-manufactured engines for our Caterpillar 793F and 797B fleet of haul trucks, ranging in carrying capacity from 240-tonne to 400-tonne;
•Imperial Oil (over 18 years), our prime supplier of lubricants for our mining and mobile equipment fleets;
•BNA Re-Manufacturing (5 years), a joint venture providing remanufactured and refurbished final drives and front wheel assemblies for the 100-tonne to 400-tonne haul trucks and D8T to D11T dozers;
•H-E Parts international, (5 years) a supplier of non-OEM parts and components for Komatsu 240T and 320T haul trucks;
•Hastings Deering (Australia) Ltd (over 50 years), supplier of Caterpillar heavy earthmoving equipment for most of our mining fleet, including repair parts and service labour;
•Liebherr Australia Pty Ltd., supplier of Liebherr mining excavators and dump trucks, including repair parts and service labour;
•DMS Fire Services Pty Ltd., supplier for fire suppression and portable fire equipment for our heavy earthmoving fleet;
•Hoses 24 Pty Ltd., supplier of hydraulic an pneumatic parts and break-down hose repair service; and
•DavKat Heavy Haulage, transport company providing haulage of all our heavy equipment fleet throughout Queensland.
Finning, Wajax, Brandt, and SMS are also major suppliers for equipment rentals and service labour.
We continue to work with all of our suppliers to identify shared cost savings opportunities, including opportunities to extend vendor parts reliability programs, leverage their parts supply chain, improve the cost effectiveness of vendor supplied maintenance services and reduce costs for rental equipment.
We have a tire agreement and allocations with Bridgestone (Kal Tire) along with additional tire availability from Michelin and Goodyear which have allowed us to maintain tire inventories required to keep our fleet fully operational. Our tire inventory and availability from the manufacturers is such that we do not anticipate any tire shortages. However, as the global mining and commodities markets strengthen, tire supply can be negatively affected by natural disasters, raw material shortages or unscheduled interruptions from global production facilities.

Annual Information Form	7	North American Construction Group Ltd.

Seasonality
Oil sands mine support revenue during the December to March time period of each year is traditionally highest as ground conditions are most favorable for work requiring frozen ground access. We generally experience a seasonal decline in our oil sands mine site support revenue, such as reclamation and muskeg removal services, during the three months ended June 30 of each year as weather conditions make performance of this heavy equipment intensive work difficult during this period. Mine support activities for resource mines in Canada outside the oil sands region typically are at their peak during the May to October time period, contrary to the seasonality of an oil sands mine that relies on the cold winter season for effective material movement. The exact timing of the winter freeze or spring thaw in any given year obviously affects the exact timing of this cyclical and counter-cyclical work cycle.
Rental and production-related mine support revenue in the Queensland region can be impacted by the rainy cyclone season from November through February. During this period, heavy rains can temporarily suspend mining operations from both the direct impacts to the mine itself as well as flooding that can damage perimeter roads required for critical supplies and parts. As a result of these weather events, production-related heavy equipment fleet is typically parked and safeguarded in dedicated holding areas. This reduction in equipment utilization can be somewhat offset by the use of support equipment to bring mine operations back to full capacity such as road clean-up, civil construction and dewatering scopes.
The level of project work executed by Nuna in each fiscal quarter is highly contingent on the relative mix of varying projects scopes and the geographic area where the work is executed. In general, activity peaks in the third quarter when temperatures in the remote North allow for project work to occur. On the most remote of projects, the active construction season can be less than 14 weeks. Projects executed in more southern regions of Canada are not as heavily impacted. On other seasonal projects, the spring/summer project execution season can be longer, spanning from June to October or November. However, site access is limited at times due to road bans. Other major projects, mainly winter road construction and maintenance occur in Q4 and Q1.
Health, Safety and Environmental
While environmental permitting and compliance with respect to the projects and sites on which we operate is generally the responsibility of our customers, our operations and business are subject to various legislation and regulation in relation to health, safety and the environment in all of the jurisdictions in which we operate. Beyond our commitment to meet statutory and regulatory requirements, our commitment to health, safety and environmental responsibilities is of utmost priority to us. We are committed to conducting our business in such a manner as to protect and preserve the health and safety of our employees, contractors and the public as well as the safety of the environment.
The Company has Environment Codes that establish specific environmental management procedures and protocols that all employees, contractors and management personnel must undertake and comply with at all times, including the requirement for the Company and every contractor to establish waste and water management plans for every project. Among other things, our Environment Codes address and set standards and procedures for: (a) collection, handling, storage, recycling and disposal of waste, including hazardous and non-hazardous waste; (b) prevention, containment and cleanup of spills and leaks of hazardous materials or anything that may cause groundwater contamination; (c) water management and testing; (d) soil management and testing; (e) management of controlled products; (f) noise and energy monitoring and management; (g) storm water contamination prevention; (h) erosion prevention and sedimentary control; (i) air pollution prevention and control; (j) training in relation to the matters dealt with by the Environment Codes; and (k) periodic audits to ensure compliance with the Environment Codes.
At each work site, we develop and implement detailed health, safety and environmental plans as the primary tool to demonstrate and maintain compliance with all applicable regulations and conditions of permits and approvals as well as the Company's Environment Codes. In addition, our Code of Conduct and Ethics Policy (the "Code") identifies health, safety and environmental responsibility as fundamental corporate values. The Code requires that every employee, officer, director, representative and agent of the Company: (a) maintain a safe and healthy workplace for all Company personnel by following health and safety rules and practices instituted by the Company and by reporting accidents, injuries and unsafe equipment, practices or conditions; (b) be accountable for their own health and safety and have a responsibility towards maintaining the health and safety of those with whom they work; (c) report fit for work such that the ability to work safely is not impaired by alcohol, drugs, medications or any other substance; (d) continually improve environmental performance through the implementation of effective systems and the use of technology; (e) ensure that all Company personnel understand NACG’s commitment to and their role in NACG’s environmental performance; (f) conserve natural resources, minimize waste and promote recycling; (g) meet the expectations of our employees, customers, government, regulatory bodies and the community in relation

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to environmental responsibility; and (h) comply with the environmental policies of our customers while working on their sites.
Employees are required to report any safety or environmental concerns or violations to their supervisor, to the Company’s Health, Safety and Environment department, to the senior officers of the Company or to any member of the Company’s board of directors, or where anonymity is desired, through the Company’s anonymous ethics reporting system. Any issues raised are investigated and are included in quarterly reports which are provided to the senior management team and the board of directors. Senior management also receives a weekly report setting out any health, safety or environmental incidents in the previous week and actions to be taken in order to prevent future incidents.
Employees and Labour Relations
As at December 31, 2023, we had approximately 210 salaried employees (2022 - 205 salaried employees) and 1,520 hourly employees (2022 - 1,730 hourly employees) in our western Canadian operations (excluding approximately 260 active employees employed by the Nuna Group of Companies in 2023 and 800 in 2022). Of the hourly employees, approximately 82% are union members and work under collective bargaining agreements (December 31, 2022 - 85% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 to 1,800 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.
The majority of our work is carried out by employees governed by our mining 'overburden’ collective bargaining agreement with the International Union of Operating Engineers ("IUOE") Local 955 which ensures labour stability through to April 2025.
A collective agreement specific to maintenance services between the IUOE and ML Northern was ratified effective October 26, 2023.
On October 1, 2023, the Company acquired MacKellar Group, which specializes in heavy earthmoving equipment solutions out of Australia. As of December 31, 2023, MacKellar employees approximately 1,140 employees of which approximately 650 are covered a Fair Work Act and Modern Awards agreement. This agreement outlines the minimum pay rates and conditions of employment for employees and is up for review in late 2025.
Our relationship with all our employees, both union and non-union, is strong and we have not experienced a union labour disruption since the inception of our collective agreements.
D. CAPITAL STRUCTURE AND SECURITIES
Some of the statements contained herein are summaries of the material provisions of our articles of amalgamation relating to dividends, distribution of assets upon dissolution, liquidation or winding up. A copy of our articles of amalgamation can be found on our website at www.nacg.ca. We confirm that no material modifications have been made to the instruments defining the rights of holders of any class of registered securities.
Capital Structure
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.
Voting Common Shares
Each voting common share has an equal and ratable right to receive dividends to be paid from our assets legally available therefore when, as and if declared by our board of directors. In the event of our dissolution, liquidation or winding up, the holders of common shares are entitled to share equally and ratably in the assets available for distribution after payments are made to our creditors. Holders of common shares have no preemptive rights or other rights to subscribe for our securities. Each common share entitles the holder thereof to one vote in the election of directors and all other matters submitted to a vote of shareholders, and holders of common shares have no rights to cumulate their votes in the election of directors. We have no voting rights ceilings.
Non-Voting Common Shares
Except as prescribed by Canadian law and except in limited circumstances, the non-voting common shares have no voting rights but are otherwise identical to the voting common shares in all respects. The non-voting common shares are convertible into voting common shares on a share-for-share basis at the option of the holder if the holder

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transfers, sells or otherwise disposes of the converted voting common shares: (i) in a public offering of our voting common shares; (ii) to a third party that, prior to such sale, controls us; (iii) to a third party that, after such sale, is a beneficial owner of not more than 2% of our outstanding voting shares; (iv) in a transaction that complies with Rule 144 under the Securities Act of 1933, as amended; or (v) in a transaction approved in advance by regulatory bodies.
Outstanding Shares and Shares Held in Trust
On June 12, 2014, we entered into a trust agreement under which the trustee purchases and holds common shares to settle units issued under our equity classified Restricted Share Unit ("RSU") and Performance Share Unit ("PSU") long-term incentive plans. Units granted under our RSU and PSU plans vest at the end of a three-year term.
As at March 8, 2024, there were 27,827,282 total voting common shares outstanding, which included 1,094,163 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (27,827,282 common shares, including 1,090,187 common shares classified as treasury shares at December 31, 2023). We had no non-voting common shares outstanding on any of the foregoing dates.
Dividends
As of December 31, 2023, the Company's policy is to pay an annual aggregate dividend of forty Canadian cents ($0.40) per common share, payable on a quarterly basis. We do not have any present intent to change to that policy. Dividends declared for each of the three most recently completed financial years are as follows:

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2021	February 16, 2021	$0.04	March 4, 2021	April 9, 2021	$1,123
Q2 2021	April 27, 2021	$0.04	May 28, 2021	July 9, 2021	$1,123
Q3 2021	July 27, 2021	$0.04	August 31, 2021	October 8, 2021	$1,137
Q4 2021	October 26, 2021	$0.04	November 30, 2021	January 7, 2022	$1,137
Q1 2022	February 15, 2022	$0.08	March 4, 2022	April 8, 2022	$2,277
Q2 2022	April 26, 2022	$0.08	May 27, 2022	July 8, 2022	$2,232
Q3 2022	July 26, 2022	$0.08	August 31, 2022	October 7, 2022	$2,127
Q4 2022	October 25, 2022	$0.08	November 30, 2022	January 6, 2023	$2,098
Q1 2023	February 14, 2023	$0.10	March 3, 2023	April 6, 2023	$2,621
Q2 2023	April 25, 2023	$0.10	May 26, 2023	July 7, 2023	$2,641
Q3 2023	July 25, 2023	$0.10	August 31, 2023	October 6, 2023	$2,674
Q4 2023	October 31, 2023	$0.10	November 30, 2023	January 5, 2024	$2,674
Trading Price and Volume
Our voting common shares are listed on the TSX and on the NYSE. The following table summarizes the highest trading price, lowest trading price and volume for our common shares on the TSX (in Canadian dollars) and on the NYSE (in US dollars) on a monthly basis for 2023:

	Toronto Stock Exchange			New York Stock Exchange
Date	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
December 2023	28.63	26.58	798,100	21.68	19.54	970,100
November 2023	29.51	25.85	1,964,500	21.60	18.94	1,168,200
October 2023	30.90	28.00	849,700	22.71	20.29	1,114,800
September 2023	33.74	28.72	866,900	25.09	21.31	942,100
August 2023	34.03	31.54	1,385,400	25.53	23.20	1,553,000
July 2023	34.30	24.18	1,633,100	26.30	18.30	2,190,700
June 2023	26.63	24.46	1,133,100	20.23	18.10	1,101,100
May 2023	26.38	24.60	1,556,900	19.70	18.02	1,202,800
April 2023	26.14	22.46	1,179,900	19.32	16.69	1,379,900
March 2023	24.53	21.14	1,439,300	18.00	15.32	1,553,300
February 2023	22.98	19.59	1,110,600	17.05	14.59	1,312,500
January 2023	19.94	17.05	934,000	14.92	12.64	1,009,400
Convertible Debentures
On June 1, 2021, we issued $65.0 million in aggregate principal amount of 5.50% convertible unsecured subordinated debentures. On June 4, 2021, the underwriters exercised the over-allotment option in full, purchasing

Annual Information Form	10	North American Construction Group Ltd.

an additional $9.8 million on aggregate principal amount of 5.50% convertible unsecured subordinated debentures. On April 6, 2020, the 5.50% convertible debentures of $38.6 million issued on March 15, 2017, were redeemed in accordance with their terms. We satisfied the redemption price through issuance of 4,583,655 shares. On March 20, 2019, we issued $55.0 million in aggregate principal amount of 5.00% convertible unsecured subordinated debentures, which mature on March 31, 2026.
The below table summarizes the highest trading price, lowest trading price and volume for our 5.50% convertible debentures and 5.00% convertible debentures on the TSX (in Canadian dollars).

	5.50% convertible debentures			5.00% convertible debentures
Date	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
December 2023	123.12	120.00	45,000	123.87	117.01	286,000
November 2023	127.40	119.38	165,000	126.29	117.00	133,000
October 2023	131.54	123.62	1,346,000	133.72	124.24	1,436,000
September 2023	141.64	128.75	5,028,000	141.00	130.13	7,418,000
August 2023	142.50	136.77	6,849,500	140.71	137.04	2,333,000
July 2023	142.50	113.28	4,136,000	139.00	116.33	7,406,000
June 2023	120.67	116.00	7,395,000	121.95	116.73	842,000
May 2023	121.00	115.01	2,023,000	122.00	117.08	4,193,000
April 2023	121.71	112.50	5,034,000	122.49	115.15	6,870,000
March 2023	118.08	108.81	9,786,000	118.00	111.00	1,678,000
February 2023	113.00	107.00	1,107,000	113.56	106.02	7,175,000
January 2023	106.50	102.20	947,000	106.57	100.71	831,000
E. DIRECTORS AND OFFICERS
Director and Officer Information
Each director is elected at the Company's annual meeting for a one-year term or until such person’s successor is duly elected or appointed, unless his or her office is earlier vacated. As at March 8, 2024, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 3,101,305 common voting shares of the Company (representing approximately 11.1% of all issued and outstanding common voting shares). Our board has determined that each director, other than Martin Ferron and Joseph Lambert, is an independent director under applicable regulatory and exchange standards.
The following table sets forth information about our directors as at March 13, 2024:

Name and Municipality of Residence	Position with the Company	Director Since
Martin R. Ferron	Chair of the Board	June 7, 2012
Houston, Texas, USA
Dr. Vanessa A. Guthrie AO	Director	March 1, 2024
Tintenbar, NSW, Australia
Joseph C. Lambert	President & Chief Executive Officer, Director	January 1, 2021
Spruce Grove, Alberta, Canada
Bryan D. Pinney	Lead Director	May 13, 2015
Calgary, Alberta, Canada
John J. Pollesel	Director	November 23, 2017
Sudbury, Ontario, Canada
Maryse C. Saint-Laurent	Director	August 8, 2019
Calgary, Alberta, Canada
Thomas P. Stan	Director	July 14, 2016
Calgary, Alberta, Canada
Kristina E. Williams	Director	August 8, 2019
Edmonton, Alberta, Canada
Martin R. Ferron is presently the Chair of the Board, was, until December 31, 2021, the Executive Chair of the Board and was, until December 31, 2020, the Chief Executive Officer of the Company. He originally joined the

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Company as President and Chief Executive Officer and as a member of the Board on June 7, 2012. Previously, Mr. Ferron was Director, President and Chief Executive Officer of Helix Energy Solutions Inc., a NYSE-listed international energy services company. Prior to joining Helix, Mr. Ferron held a variety of senior executive positions for several oil service and construction companies in Europe and Africa.
Dr. Vanessa A. Guthrie AO joined our board on March 1, 2024. She is a non-executive director of ASX-listed companies Santos Ltd, Lynas Rare Earths Ltd and Orica Limited. She is also Chancellor of Curtin University and a Director of Cricket Australia. Ms. Guthrie has qualifications in geology, environment, law, and business management, including a PhD in Geology. In 2021 she was awarded an Officer in the Order of Australia for distinguished service to the minerals and resources sector, and as a role model for women in business.
Joseph C. Lambert became Chief Executive Officer of the Company on January 1, 2021. He had previously been appointed President on October 31, 2017, while also retaining his role as Chief Operating Officer, which was the role he had held since June 1, 2013. Mr. Lambert originally joined us as General Manager of Mining in April 2008 after an extensive career in the mining industry. Mr. Lambert was promoted to Vice President, Oil Sands Operations in September of 2010 and accepted the position of Vice President, Operations Support in January 2012.
Bryan D. Pinney was appointed as the Company’s lead independent director on October 31, 2017. He is the principal of Bryan D. Pinney Professional Corporation, which provides financial advisory and consulting services. Mr. Pinney was a partner with Deloitte between 2002 and 2015, serving as Calgary Managing Partner from 2002 through 2007, as National Managing Partner of Audit & Assurance from 2007 to 2011, and as Vice Chair until June 2015. Mr. Pinney was a past member of Deloitte’s board of directors and chair of the Finance and Audit Committee.
John J. Pollesel is currently the Chief Executive Officer of Boreal Agrominerals Inc., a private company that explores for, tests, develops and produces organic approved agromineral fertilizers and soil amendment products. Until November of 2017, Mr. Pollesel was Senior Vice President, Mining for Finning (Canada). Prior to Finning, he held the positions of CEO for the Morris Group of Companies, Chief Operating Officer for Vale's North Atlantic Operations and Chief Financial Officer for Compania Minera Antamina in Peru, one of the largest copper/zinc mining and milling operations in the world.
Maryse C. Saint-Laurent is a corporate director and currently serves on the board of directors of ATB Financial. Ms. Saint-Laurent previously served on the boards of Turquoise Hill Resources Ltd., Pretivm Resources Inc., Guyana Goldfiends and the Alberta Securities Commission. Ms. Saint-Laurent is an accomplished executive with over 25 years' experience as a business oriented corporate, transactional and finance/securities lawyer in the energy, power, and mining sectors. Ms. Saint-Laurent also possesses several years' experience in human resources, labour relations, compensation, as well as benefits and pension management.
Thomas P. Stan was the President and CEO of Corval Energy Ltd., a Calgary, Alberta based oil company, until September of 2019. Previously, Mr. Stan has held positions as Managing Director of Investment Banking at Desjardins Capital Markets and Blackmont Capital Markets, President and CEO of Phoenix Energy Ltd. and Sound Energy Trust, and Chairman and CEO of Total Energy Services Ltd. Mr. Stan began his career at Suncor and spent 16 years at Hess Corporation as Vice President of Corporate Planning. After Petro Canada acquired Hess Canada he became Vice President of Corporate Development of Petro Canada.
Kristina E. Williams is the President and CEO of Alberta Enterprise Corporation, which oversees a fund consisting of thirty-three venture capital investments with an underlying portfolio of over 600 technology companies. She also serves as the Swedish Honorary Consul for Northern Alberta, is a member and vice chair of the Board of Governors for Northern Alberta Institute of Technology (NAIT) and was previously a board member of Alcanna Inc. She has also held the position as Vice President of Marketing and Sales for Natraceutical Canada Inc.

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The following table sets forth information about our executive officers.

Name and Municipality of Residence	Position	In Current Role Since
Joseph C. Lambert	President and Chief Executive Officer	January 1, 2021
Spruce Grove, Alberta, Canada
Jason W. Veenstra	Chief Financial Officer	September 10, 2018
Edmonton, Alberta, Canada
Barry W. Palmer	Chief Operating Officer	January 1, 2021
Edmonton, Alberta, Canada
Jordan A. Slator	Chief Legal Officer	November 28, 2018
Edmonton, Alberta, Canada
David G. Kallay	Chief Human Resources Officer	November 28, 2018
St. Albert, Alberta, Canada
Craig H. Nauta	Vice-President, Operations	January 1, 2024
Spruce Grove, Alberta, Canada
Jason W. Veenstra joined us on September 10, 2018 as Executive Vice President and Chief Financial Officer. Mr. Veenstra came from Finning International Inc. where most recently he led sales and marketing efforts for Caterpillar equipment in their Canadian mining division. Prior to Finning, Mr. Veenstra spent 10 years at the publicly traded Westmoreland Coal Company in various roles including CFO and Treasurer.
Barry W. Palmer became Chief Operating Officer on January 1, 2021. Mr. Palmer joined us in 1982 as a Heavy Equipment Operator. Since then, Mr. Palmer has advanced through the Company holding positions of Operations Foreman; General Foreman; Superintendent; Project Manager; Operations Manager; General Manager, Vice-President, Heavy Construction and Mining Operations; and Senior Vice President, Operations.
Jordan A. Slator was named Chief Legal Officer on November 15, 2023, previously having been appointed Vice President and General Counsel on November 28, 2018. Mr. Slator originally joined the Company as General Counsel on August 30, 2010. He has also served as Corporate Secretary since June 2, 2011. Mr. Slator began his career in law with Miller Thomson LLP in Edmonton after being called to the Alberta bar in 1996.
David G. Kallay was named Chief Human Resources Officer on November 15, 2023, previously having been appointed Vice President, Health, Safety, Environment and Human Resources on November 28, 2018. Mr. Kallay originally joined the Company as Health and Safety Manager on December 1, 2008. He was promoted to General Manager of Health, Safety, Environment and Training on October 1, 2011 and General Manager of Human Resources July 21, 2016.
Craig H. Nauta became Vice President, Operations on January 1, 2024, previously having been appointed General Manager, Regional Services on January 1, 2021. Since joining the company in 2004, Mr. Nauta has also held the positions of Field Engineer, Project Manager, and Operations Manager.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions
John Pollesel is a director of Electra Battery Materials Corporation (formerly named "First Cobalt Corporation") ("Electra"). Electra announced on June 21, 2017, that it had proposed a friendly merger with Cobalt One Ltd. ("Cobalt One") and CobalTech Mining Inc. ("CobalTech"). At that time, Electra signed letters of intent with each of Cobalt One and CobalTech and requested the TSX Venture Exchange to temporarily halt trading of its shares. The TSX Venture Exchange approved the resumption of trading as of August 28, 2017.
Interest of Management and Others in Material Transactions
No director or executive officer of the Company and, to the knowledge of the directors and executive officers of the Company, none of their respective associates or affiliates, nor any person who owns, controls or directs, directly or indirectly, more than 10 percent of our outstanding voting common shares, nor their respective associates or affiliates, has had any material interest, direct or indirect, in any transaction within our three most recently

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completed financial years or during our current financial year that has materially affected or is reasonably expected to materially affect us.
F. THE BOARD AND BOARD COMMITTEES
Our board has established the following committees:
Audit Committee
The Audit Committee is currently composed of Bryan Pinney, John Pollesel and Kristina Williams, with Mr. Pinney serving as Chair.
Mr. Pinney is a Chartered Professional Accountant and Chartered Business Valuator, with extensive experience in auditing financial statements, assessing internal controls and providing financial advice. During his tenure with Deloitte, from 2002 to 2015, he was quality control review partner for integrated audits on SEC registrants and Canadian publicly traded entities and was an equity partner responsible for signing audit opinions between 1986 and 2015. Further, from 2007 through 2010, he was the National Managing Partner for the audit and assurance practice for Deloitte LLP. Prior to joining Deloitte as a partner, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002. He is a Fellow of the Chartered Professional Accountants, a Chartered Business Valuator and is a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration.
Mr. Pollesel worked in a public accounting firm early in his career and has held various senior executive finance positions with public and non-public companies throughout his career, including the position of Chief Financial Officer for Compania Minera Antamina in Peru, one of the largest copper/zinc mining and milling operations in the world. He currently sits on the audit committee of Electra Battery Materials Corporation, a Canadian publicly listed company, and was formerly the chair of the audit committee of Noront Resources Ltd., which was a Canadian publicly listed company until its sale in 2022. He holds an Honours BA in Accounting and an MBA from the University of Waterloo and Laurentian University, respectively. He is a Chartered Professional Accountant and a Fellow of CPA Ontario.
Ms. Williams, in her role as President and CEO of Alberta Enterprise Corporation, oversees the finance and accounting functions of the Corporation. She also oversees the audit results and evaluation of the fund financial statements. Ms. Williams is also the former Chair of the Audit and Finance committee of the Northern Alberta Institute of Technology. She holds a Master of Business Administration from the University of Alberta.
In accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities, our board of directors has affirmatively determined that our Audit Committee is composed solely of independent directors. Based on their experience (see "Director and Officer Information" above), each of the members of the Audit Committee is financially literate. The board of directors has determined that Mr. Bryan D. Pinney and Mr. John J. Pollesel are both audit committee financial experts, as defined by Item 407(d) (5) of the SEC’s Regulation S-K. Our board of directors has adopted a written charter for the Audit Committee that is attached as Exhibit A to this AIF and is also available on our website at www.nacg.ca.
Our auditors are KPMG LLP ("KPMG"). Our Audit Committee has the sole authority to review in advance, and grant any appropriate pre-approvals of all audit and non-audit services to be provided by the independent auditors and to approve fees, in connection therewith, with the Chair of the Committee, on behalf of the Committee, having authority to pre-approve any non-audit services and the related engagement fees up to an amount of $20,000 per engagement provided that such pre-approval is reported to the Committee at its next meeting. The Audit Committee pre-approved all audit and non-audit related services provided by KPMG LLP in 2023. The fees we have paid to KPMG for services rendered by them include:
•Audit Fees – We incurred $1,421 and $1,083 for audit fees from KPMG during the years ended December 31, 2023 and 2022, respectively. Audit fees were incurred for the audit of our annual financial statements, the audit of internal controls over financial reporting, the quarterly interim reviews of the consolidated financial statements and certain procedures pertaining to acquisitions and involvement in securities documents.
•Audit Related Fees – We incurred $nil and $nil for audit related fees from KPMG during the years ended December 31, 2023 and 2022, respectively.
•Tax Fees - We incurred $260 and $87 for income tax advisory and compliance services fees during the years ended December 31, 2023 and 2022, respectively.

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•Other Fees - We incurred $3 and $11 in other fees for the years ended December 31, 2023 and 2022, respectively.
Human Resources and Compensation Committee
The Human Resources and Compensation Committee is responsible for: (a) reviewing and recommending to the Board for approval the Company’s compensation philosophy, policies and guiding principles; (b) assessing whether the Company’s performance indicators and the variable and long-term incentive plans are consistent with Company business strategy and, where appropriate, recommending to the Board any proposed changes thereto; (c) reviewing the Company’s high level functional and organizational structure and where appropriate recommending to the Board any material changes thereto; (d) reviewing, assessing and approving where appropriate those persons recommended by the CEO for appointment to Executive Management or as a corporate officer of the Company; (e) reviewing and making recommendations to the Board with respect to the approval of all agreements dealing with employment, termination, retirement or other special circumstance between the Company and the CEO; (f) reviewing and approving all agreements dealing with employment, termination, retirement or other special circumstance between the Company and any member of Executive Management other than the CEO; (g) reviewing the CEO’s performance evaluations of the other members of Executive Management; (h) reviewing and making recommendations to the Board with respect to the approval of the succession plan for the CEO; (i) reviewing and approving the succession plans for Executive Management other than the CEO on an annual basis; (j) reviewing and recommending to the Board for approval the corporate goals and objectives relevant to the compensation of the CEO and evaluating the CEO’s performance in light of such goals and objectives; (k) reviewing and approving the adequacy and form of compensation for Executive Management other than the CEO; (l) reviewing and approving the compensation of individual members of Executive Management other than the CEO; (m) reviewing and recommending to the Board for approval the Executive share ownership requirements, amendments thereof and any changes to the mechanisms to achieve such requirements; (n) reviewing and recommending to the Board for approval the implementation of, eligibility under, grants under, or any proposed changes to the Company’s security-based compensation plans or other long-term incentive plans; (o) reviewing and recommending to the Board for approval the director compensation including annual retainers, any variable compensation and any additional retainers paid to the Chair of the Board, the Lead Director and to the Chairs of the committees of the Board, as applicable, as well as any directors’ equity program; and (p) reviewing and approving other compensation proposals, incentive or bonus plans applicable to the Company’s full-time employees broadly.

In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, our board of directors has affirmatively determined that our Human Resources and Compensation Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the Human Resources and Compensation Committee that is available on our website at www.nacg.ca. The Human Resources and Compensation Committee is currently composed of Thomas Stan, Bryan Pinney and Maryse Saint-Laurent, with Mr. Stan serving as Chair.
Operations Committee
The Operations Committee is responsible for: (a) reviewing and evaluating with management the existing health, safety and environment policies of the Company for conformity with industry standards and best practices; (b) confirming that the Company has in place and maintains systems to effectively manage the material health, safety and environmental aspects of the business; (c) confirming that the Company has in place systems to identify risks to health, safety and the environment from the Company’s operations and manage their consequential risks to the Company, its directors, officers and employees; (d) confirming, through internal and external audits, that appropriate health, safety and environmental policies, standards, processes, programs, practices and procedures are in place, understood and being adhered to, for the purposes of enabling the Company to comply with applicable laws, regulations, recognized industry practice and permits; (e) reviewing the findings of all health, safety and environmental audits performed on the Company’s facilities and operations, supervise and monitor the progress of actions taken or to be taken to remedy any deficiencies or outstanding issues identified therein; (f) confirming and reporting to the Board any changes to applicable health, safety and environmental laws, regulations or voluntary programs substantially impacting the Company’s business; (g) researching, monitoring and reporting to the Board trends and current and emerging public policy issues in matters of health, safety and environment as they may impact or require change of the Company’s operations; (h) reviewing the adequacy of the Company’s environmental and Workers’ Compensation Board insurance coverage at least annually; (i) reviewing annually the Company’s safety results against industry standards and peers; (j) receiving management presentations and other information to understand the significant business risks to which the Company is exposed; (k) reviewing with management and

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approving the Company’s non-financial risk policies and the procedures developed and implemented to measure non-financial risk exposures and for identifying, evaluating and managing significant business risks; (l) regularly monitoring the Company’s risk management performance and obtaining reasonable assurance that the risk management policies and procedures for significant non-financial risks are being adhered to; (m) approving delegation of risk limits to management and approving any transactions exceeding those delegated authorities in accordance with the Company's Delegation of Authority Policy, including forwarding to the Board for ratification any tender bids or contracts that are of a magnitude, scope or risk level that, in their view, should be referred to the full Board for approval; (n) reviewing reports on management’s approach for safeguarding corporate assets; security practices and procedures; business continuity plans, including work stoppage and disaster recovery; environmental risk management activities and results; risk mitigation plans and employee health and safety programs and results; (o) working with management and the Board to assess, establish and monitor the appropriate ‘risk appetite’ for the Company; (p) considering and providing advice to the Board, when appropriate, on the risk impact of any strategic decision that the Board may be contemplating, including considering whether any strategic decision is within the ‘risk appetite’ established for the Company; (q) reviewing and approving any other matter in the Delegation of Authority Guideline which is above the approval limit of the CEO; (r) reviewing and monitoring the Company’s loss prevention policies and reviewing the adequacy of insurance coverage (excluding corporate liability protection programs for directors and officers, which are the responsibility of the Governance and Sustainability Committee); and (s) reviewing with management the annual insurance report including the Company’s risk retention philosophy and resulting uninsured exposure.

The board of directors has affirmatively determined that the Operations Committee is composed of a majority of independent directors. Our board of directors has adopted a written charter for the Operations Committee that is available on our website at www.nacg.ca. The Operations Committee is currently composed of Martin Ferron, John Pollesel and Thomas Stan, with Mr. Pollesel serving as Chair.

Annual Information Form	16	North American Construction Group Ltd.

Governance and Sustainability Committee
The Governance and Sustainability Committee is responsible for: (a) establishing an appropriate system of corporate governance including practices designed to permit the Board to function independently of management; (b) establishing written terms of reference for directors that describe and communicate performance expectations of a director; (c) reviewing the charters of committees of the Board, including the limits of authority to be delegated to each committee, and recommending any amendments to such charters to the Board for approval; (d) reviewing and monitoring the Company’s corporate liability protection programs for directors and officers; (e) reviewing and recommending to the Board for approval the Company’s public disclosure relating to governance; (f) assessing the skills and competencies required for members of the Board and its committees and recommending selection criteria for new directors; (g) identifying candidates for new directors using the selection criteria of the skills and competency assessment, the Board and Senior Management Diversity Policy, as well as a candidate’s education, business, governmental and civic experience, communication and interpersonal skills and any other matters that are relevant to the Board’s objectives; (h) retaining and terminating any search firm to be used to identify director candidates and approving the search firm’s fees and other retention terms; (i) recommending to the Board candidates for nomination for election by the shareholders at each annual meeting and recommending to the Board candidates to fill vacancies that occur between annual meetings; (j) recommending to the Board the removal of a director in extraordinary circumstances; (k) recommending to the Board the composition of Board committees; (l) reviewing annually the Company’s Board and Senior Management Diversity Policy, including targets where applicable, and taking into consideration the succession needs of the Board and senior management; (m) reviewing and making recommendations to the Board relating to requests for outside directorships of the senior officers of the Company; (n) reviewing the Company’s policies regarding sponsorship, donations and political contributions; (o) receiving reports from the Company’s General Counsel confirming that all reasonable steps have been taken to ensure that the Board and its committees comply with all legislative and regulatory requirements relating to the structure of the Board and its committees; (p) establishing appropriate processes for the annual assessment of the effectiveness of the Board as a whole, each committee of the Board and individual directors; (q) developing orientation and ongoing education plans for the directors; (r) reviewing guidelines and practices relating to environmental protection, including the mitigation of pollution and climate change; (s) considering whether the Company’s policies and practices relating to the environment, climate change, greenhouse gases and other pollutants are being effectively implemented; (t) reviewing reports from management on public policy proposals, laws or regulations relating to environment, health and safety and discussing with management the potential impact and application of such policies on the Company, including reputational risks and, if applicable, together with the Audit Committee, financial risks; (u) reviewing annually the Company’s policies and processes adopted in support of conducting the Company’s business towards meeting high standards of ethics, and social and environmental responsibility, including periodic review of the adequacy and appropriateness of the Code of Conduct and Ethics Policy and management’s implementation of the same and making any recommendations to the Board in that regard; (v) together with the Audit Committee, reviewing and recommending to the Board for approval the Company’s public disclosure relating to sustainability; (w) together with the Operations and Audit Committees, reviewing the Company’s operational and capital plans and programs with respect to environmental impacts which pose a high risk to the Company, along with potential opportunities and mitigation; (x) reviewing and recommending to the Board for approval, the need for disclosure of any information and reports concerning the Company’s environmental, social and governance practices, as required by regulatory authorities or industry best practices; (y) reviewing the results of annual shareholder votes related to election of directors and recommending to the Board whether any actions are advisable in response to the same; and (z) reviewing the Company’s policies and practices relating to the retention of records to ensure the same meet legal requirements, best practices and are being effectively implemented.
In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, the board of directors has affirmatively determined that the Governance Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the Governance Committee that is available on our website at www.nacg.ca. The Governance Committee is currently composed of Bryan Pinney, Maryse Saint-Laurent and Kristina Williams, with Ms. Saint-Laurent serving as Chair.

Annual Information Form	17	North American Construction Group Ltd.

G. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
Forward-Looking Information
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information including those listed in the "Forward-Looking Information, Assumptions and Risk Factors" section of our annual MD&A, which section is expressly incorporated by reference into this AIF. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "should", "may", "could", "would", "target", "objective", "projection", "forecast", "continue", "strategy", "intend", "position" or the negative of those terms or other variations of them or comparable terminology.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information or the forward-looking information and related risks, assumptions or other information expressly incorporated by reference into this AIF, except as required by applicable securities laws. Such forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the assumptions and factors that could affect us. See "Assumptions" and "Risk Factors" below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent annual MD&A, which section is expressly incorporated by reference in this AIF.
Assumptions
For a description of assumptions, see the "Assumptions" section of our annual MD&A, which section is expressly incorporated by reference into this AIF.
Risk Factors
The following are the key risk factors that affect us and our business. These factors could materially and adversely affect our operating results and could cause actual results to differ materially from those described in forward-looking statements.
•Customer Insourcing. Outsourced heavy construction and mining services constitute a large portion of the work we perform for our customers. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.
•Availability of Skilled Labour. The success of our business depends on our ability to attract and retain skilled labour. Our industry is faced with a shortage of skilled labour in certain disciplines, particularly in remote locations that require workers to live away from home for extended periods. The resulting competition for labour may limit our ability to take advantage of opportunities otherwise available or alternatively may impact the profitability of such endeavors on a going forward basis. We believe that our size and industry reputation will help mitigate this risk but there can be no assurance that we will be successful in identifying, recruiting or retaining a sufficient number of skilled workers.

Annual Information Form	18	North American Construction Group Ltd.

•Customer Concentration. Most of our revenue comes from the provision of services to a small number of customers. If we lose or experience a significant reduction of business or profit from one or more of our significant customers, we may not be able to replace the lost work or income with work or income from other customers. Certain of our long-term contracts can allow our customers to unilaterally reduce or eliminate the work that we are to perform under the contract. Additionally, certain contracts allow the customer to terminate the contract without cause with minimal or no notice to us. The loss of or significant reduction in business with one or more of our major customers could have a material adverse effect on our business and results of operations. Our combined revenue from our four largest customers represented approximately 79% and 90% of our total combined revenue for the years ended December 31, 2023, and 2022, respectively.
•Large Projects and Joint Ventures. A portion of our revenue is derived from large projects, some of which are conducted through joint ventures. These projects provide opportunities for significant revenue and profit contributions but, by their nature, carry significant risk and, as such, can result in significant losses. The risks associated with such large-scale projects are often proportionate to their size and complexity, thereby placing a premium on risk assessment and project execution. The contract price on large projects is based on cost estimates using several assumptions. Given the size of these projects, if assumptions prove incorrect, whether due to faulty estimates, unanticipated circumstances, or a failure to properly assess risk, profit may be materially lower than anticipated or, in a worst-case scenario, result in a significant loss. The recording of the results of large project contracts can distort revenues and earnings on both a quarterly and an annual basis and can, in some cases, make it difficult to compare the financial results between reporting periods. Joint ventures are often formed to undertake a specific project, jointly controlled by the partners, and are dissolved upon completion of the project. We select our joint venture partners based on a variety of criteria including relevant expertise, past working relationships, as well as analysis of prospective partners’ financial and construction capabilities. Joint venture agreements spread risk between the partners and they generally state that companies will supply their proportionate share of operating funds and share profits and losses in accordance with specified percentages. Nevertheless, each participant in a joint venture is usually liable to the client for completion of the entire project in the event of a default by any of its partners. Therefore, in the event that a joint venture partner fails to perform its obligations due to financial or other difficulties or is disallowed from performing or is otherwise unable to perform its obligations as a result of the client’s determination, whether pursuant to the relevant contract or because of modifications to government or agency procurement policies or rules or for any other reason, we may be required to make additional investments or provide additional services which may reduce or eliminate profit, or even subject us to significant losses with respect to the joint venture. As a result of the complexity and size of such projects that we undertake or are likely to undertake going forward, the failure of a joint venture partner on a large complex project could have a significant impact on our results.
•Resolution of Claims. Changes to the nature or quantity of the work to be completed under our contracts are often requested by clients or become necessary due to conditions and circumstances encountered while performing work. Formal written agreement to such changes, or in pricing of the same, is sometimes not finalized until the changes have been started or completed. As such, disputes regarding the compensation for changes could impact our profitability on a particular project, our ability to recover costs or, in a worst-case scenario, result in project losses. If we are not able to resolve claims and undertake legal action in respect of these claims, there is no guarantee that a court will rule in our favour. There is also the possibility that we could choose to accept less than the full amount of a claim as a settlement to avoid legal action. In either such case, a resolution or settlement of the claims in an amount less than the amount recognized as claims revenue could lead to a future write-down of revenue and profit. Included in our revenues is a total of $8.0 million relating to disputed claims or unapproved change orders.
•Cyber Security and Information Technology Systems. We utilize information technology systems for some of the management and operation of our business and are subject to information technology and system risks, including hardware failure, cyber-attack, security breach and destruction or interruption of our information technology systems by external or internal sources. Although we have policies, controls and processes in place that are designed to mitigate these risks, an intentional or unintentional breach of our security measures or loss of information could occur and could lead to a number of consequences, including but not limited to: the unavailability, interruption or loss of key systems applications, unauthorized disclosure of material and confidential information and a disruption to our business activities. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties or other negative consequences. We attempt to prevent breaches through the implementation of various technology-based security measures, contracting consultants and expert third-parties, hiring qualified employees to manage our systems, conducting periodic audits and reviewing and

Annual Information Form	19	North American Construction Group Ltd.

updating policies, controls and procedures when appropriate. To date, we have not been subject to a material cyber security breach that has had a serious impact on our business or operations; however, there is a possibility that the measures we take to protect our information technology systems may not be effective in protecting against a significant specific breach in the future.
•Unit-price Contracts. Approximately 40%, 32% and 41% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively, was derived from unit-price contracts and, to a lesser degree, lump-sum contracts. Unit-price contracts require us to guarantee the price of the services we provide and thereby potentially expose us to losses if our estimates of project costs are lower than the actual project costs we incur and contractual relief from the increased costs is not available. The costs we actually incur may be affected by a variety of factors including those that are beyond our control, such as:
•site conditions differing from those assumed in the original bid;
•the availability and cost of skilled workers;
•the availability and proximity of materials;
•unfavorable weather conditions hindering productivity;
•equipment availability and timing differences resulting from project construction not starting on time; and
•the general coordination of work inherent in all large projects we undertake.
Further, under these contracts any errors in quantity estimates or productivity losses for which contractual relief is not available, must be absorbed within the price. When we are unable to accurately estimate and adjust for the costs of unit-price contracts, or when we incur unrecoverable cost overruns, the related projects may result in lower margins than anticipated or may incur losses, which could adversely affect our results of operations, financial condition and cash flow.
•Backlog. There can be no assurance that the revenues projected in our backlog at any given time will be realized or, if realized, that they will perform as expected with respect to margin. Project suspensions, terminations or reductions in scope do occur from time to time due to considerations beyond our control and may have a material impact on the amount of reported backlog with a corresponding impact on future revenues and profitability.
•Interest Rates. The rate of interest paid on our outstanding debt fluctuates with changes to general prime interest lending rates. Increases to prime lending rates will, according, adversely affect our profitability at a level that depends on our total outstanding debt.
•Project Management. Our business requires effective project management. We are reliant on having skilled managers to effectively complete our contracted work on time and on budget. Increased costs or reduced revenues due to productivity issues caused by poor management are usually not recoverable and will result in lower profits or potential project losses. Project managers also rely on our business information systems to provide accurate and timely information in order to make decisions in relation to projects. The failure of such systems to provide accurate and timely information may result in poor project management decisions and ultimately in lower profits or potential project losses.
•Internal Controls Over Financial Reporting. Ineffective internal controls over financial reporting could result in an increased risk of material misstatements in our financial reporting and public disclosure record. Inadequate controls could also result in system downtime, give rise to litigation or regulatory investigation, fraud or the inability to continue our business as presently constituted. We have designed and implemented a system of internal controls and a variety of policies and procedures to provide reasonable assurance that material misstatements in the financial reporting and public disclosures are prevented and detected on a timely basis and that other business risks are mitigated. The acquisition of the MacKellar Group has increased this risk factor as we design, integrate, assimilate and implement various internal controls over financial reporting in 2024. See the section entitled "Internal Systems and Processes" in our MD&A for further details.
•Cash flow, Liquidity and Debt. As of December 31, 2023, we had $696.1 million of total debt and convertible debentures outstanding. While we have achieved a significant improvement in the flexibility to borrow against our borrowing capacity over the past three years, our current indebtedness may:
•limit our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;
•limit our ability to use operating cash flow in other areas of our business as such funds are instead used to service debt;

Annual Information Form	20	North American Construction Group Ltd.

•limit our ability to post surety bonds required by some of our customers;
•place us at a competitive disadvantage compared to competitors with less debt;
•increase our vulnerability to, and reduce our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and
•increase our vulnerability to increases in interest rates because borrowings under our Credit Facility and payments under our mortgage along with some of our equipment leases and promissory notes are subject to variable interest rates.
Further, if we do not have sufficient cash flow to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.
•Foreign Exchange. With the revenues and costs of our Australia operations being almost entirely in Australian dollars, we are exposed to currency fluctuations between the Australian dollar and the Canadian dollar. While those exchange rates have historically remained relatively stable, there is no assurance that will continue. To a lesser degree we are also exposed to U.S. dollar exchange rates from our operations in the United States as well as when we purchase equipment and spare parts or incur certain general and administrative expenses from U.S. suppliers. These latter exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past.
•Competition. We compete for work with other contractors of various sizes and capabilities. New contract awards and contract margins are dependent on the level of competition and the general state of the markets in which we operate. Fluctuations in demand may also impact the degree of competition for work. Competitive position is based on a multitude of factors including pricing, ability to obtain adequate bonding, backlog, financial strength, appetite for risk, reputation for safety, quality, timeliness and experience. If we are unable to effectively respond to these competitive factors, results of operations and financial condition will be adversely impacted.
•Health and Safety. We are subject to, and comply with, all health and safety legislation applicable to our operations. We have a comprehensive health and safety program designed to ensure our business is conducted in a manner that protects both our workforce and the general public. There can be no guarantee that we will be able to maintain our high standards and level of health and safety performance. An inability to maintain excellent safety performance could adversely affect our business by customers reducing existing work in response and by hampering our ability to win future work.
•Heavy Equipment Demand. As our work mix changes over time, we adjust our fleet to match anticipated future requirements. This can involve reallocation of equipment to better match fleet requirements of particular sites, but also can involve both purchasing and disposing of heavy equipment. If the global demand for mining, construction and earthworks services is reduced, we expect that the global demand for the type of heavy equipment used to perform those services would also be reduced. While we may be able to take advantage of reduced demand to purchase certain equipment at lower prices, we would be adversely impacted to the extent we seek to sell excess equipment. If we are unable to recover our cost base on a sale of excess heavy equipment, we would be required to record an impairment charge which would reduce net income. If it is determined that market conditions have impaired the valuation of our heavy equipment fleet, we also may be required to record an impairment charge against net income.
•Labour Disputes. The majority of our workforce resides in Canada and Australia. In Canada, the bulk of our hourly employees are subject to collective bargaining agreements. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition, and results of operations. To minimize this risk, NACG has a no strike and no lockout provision in our collective agreements. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need. In Australia, our hourly work force is regulated by the Fair Work Act and Modern Awards agreement. This agreement outlines the minimum pay rates and conditions of employment for employees. Our Company is legally required to adhere to the terms of the relevant modern award that applies to the industry we work in. Failure to comply with the provisions of a modern award can result in penalties and legal action. The modern awards agreement minimizes the risk of any labour disputes or unrest.

Annual Information Form	21	North American Construction Group Ltd.

•Equipment Utilization. Our business depends on our fleet being operable and in ready-to-work condition. We often operate in conditions that inflict a high degree of wear on our equipment. If we are unable to maintain our fleet so as to obtain our planned utilization rates, or if we are required to expend higher than expected amounts on maintenance or to rent replacement equipment at high rates due to equipment breakdowns, our operating revenues and profits will be adversely impacted. We endeavor to mitigate these risks through our maintenance planning and asset management processes and procedures, though there is no assurance that we can anticipate our future equipment utilization rates with certainty.
•Short-notice Reductions in Work. We allocate and mobilize our equipment and hire personnel based on estimated equipment and service plans supplied by our customers. At the start of each new project, we incur significant start-up costs related to the mobilization and maintenance configuration of our heavy equipment along with personnel hiring, orientation, training and housing costs for staff ramp-ups and redeployments. We expect to recover these start-up costs over the planned volumes of the projects we are awarded. Significant reductions in our customer's required equipment and service needs, with short notice, could result in our inability to redeploy our equipment and personnel in a cost-effective manner. In the past, such short-notice reductions have occurred due to changes in customer production schedules or mine planning or due to unplanned shutdowns of our customers’ processing facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment and we can no longer recover our full start-up costs over the reduced volume plan of our customers.
•Inflation. The costs of performing work for our customers has recently been subject to inflationary pressures that are unusually high from an historical perspective, particularly with respect to the costs of skilled labour and equipment parts. We have price escalation clauses in most of our contracts that allow us to increase prices as costs rise, but not all of our contracts contain such clauses. Even when our contracts do contain such clauses, the mechanism for adjusting prices may lag the actual cost increases thereby reducing our margins in the short-term. Where a contract contains no price escalation clause, we normally factor expected inflation into our pricing. The ability to meet our forecasted profitability is at risk if we do not properly predict future rates of inflation or have contractual provisions that adjust pricing accurately or in a timely manner.
•Price Escalators. Our ability to maintain planned project margins on longer-term contracts with contracted price escalators is dependent on the contracted price escalators accurately reflecting increases in our costs. If the contracted price escalators do not reflect actual increases in our costs, we will experience reduced project margins over the remaining life of these longer-term contracts. In strong economic times, the cost of labour, equipment, materials and sub-contractors is driven by the market demand for these project inputs. The level of increased demand for project inputs may not have been foreseen at the inception of the longer-term contracts with fixed or indexed price escalators resulting in reduced margins over the remaining life of the longer-term contracts.
•Impact of Extreme Weather Conditions and Natural Disasters. Extreme weather conditions or natural disasters, such as fires, floods and similar events, may cause delays in the progress of our work due to restricted site access or inefficiency of operations due to weather-related ground conditions, which to the extent that such risk is not mitigated through contractual terms, may result in loss of revenues while certain costs continue to be incurred. Our Australian operations are particularly susceptible to heavy rainfall and flooding from November through to the end of February. Such delays may also lead to incurring additional non-compensable costs, including overtime work, that are necessary to meet customer schedules. Delays in the commencement of a project due to extreme weather or natural disaster may also result in customers choosing to defer or even cancel planned projects entirely. Such events may also impact availability and cost of equipment, parts, labour or other inputs to our business that could have a material adverse effect on our financial position. If the frequency or severity of such events rises in the future as a result of climate change, our risk and potential impacts will also rise.
•Equipment Buy-Out Provisions. Certain of our contracts in Australia provide the client with the option to buy out our owned equipment at predetermined values. While the buy-outs generally provide pricing at market values, they do introduce a longer-term risk of reduced revenue generation should they be executed.
•Management. Our continued growth and future success depends on our ability to identify, recruit, assimilate and retain key management, technical, project and business development personnel. There can be no assurance that we will be successful in identifying, recruiting or retaining such personnel.

Annual Information Form	22	North American Construction Group Ltd.

•Shifting Customer Priorities Related to Climate Change. Climate change continues to attract considerable public and regulatory attention, with greenhouse gas emission regulations becoming more commonplace and stringent. The transition to a lower-carbon economy has the potential to be disruptive to traditional business models and investment strategies. Government action intended to address climate change may involve both economic instruments such as carbon taxation as well as restrictions on certain sectors such as cap-and-trade schemes. Certain jurisdictions in which we operate impose carbon taxes on significant emitters and there is a possibility of similar taxation in other jurisdictions in the future. Other government restrictions on certain market sectors could also adversely impact current or potential clients resulting in a reduction of available work and supplies. Our clients may also alter their long-term plans due to government regulation, changes in policies of investors or lenders or simply due to changes in public perception of their business. This risk can be mitigated to an extent by identifying changing market demands to offset lower demand for some services with opportunities in others, forming strategic partnerships and pursuing sustainable innovations.
•Climate Change Related Financial Risks. As new climate change measures are introduced or strengthened our cost of business may increase as we incur expenses related to complying with environmental regulations and policies. We may be required to purchase new or retrofit current equipment to reduce emissions in order to comply with new regulatory standards or to mitigate the financial impact of carbon taxation. We may also incur costs related to monitoring regulatory trends and implementing adequate compliance processes. Our inability to comply with climate change laws and regulations could result in penalties or reputational damage that may impair our prospects.
•Climate Change Related Reputational Risks. Investors and other stakeholders worldwide are becoming more attuned to climate change action and sustainability matters, including the efforts made by issuers to reduce their carbon footprint. Our reputation may be harmed if it is not perceived by our stakeholders to be sincere in our sustainability commitment and our long-term results may be impacted as a result. In addition, our approach to climate change issues may increasingly influence stakeholders’ views of the company in relation to its peers and their investment decisions.
H. GENERAL MATTERS
Transfer Agent and Registrar
The transfer agent and registrar of the Company is Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.
The Company’s agent in the United States is C T Corporation, located at 111 Eighth Avenue, 13th Floor, New York, New York, 10011 USA.
Material Contracts
We do not consider ourselves to be party to any material contracts other than those entered into in the ordinary course of our business and that are not required to be filed under applicable securities legislation and regulations.
Experts
KPMG LLP are the auditors of the Company and have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.
Additional Information
Additional information, including information in respect of (i) the remuneration and indebtedness of the directors and executive officers of the Company; (ii) the principal holders of our securities; and (iii) securities authorized for issuance under equity compensation plans, is contained in our management information circular for our most recent annual meeting of holders of common shares that involved the election of our directors.
Additional financial information relating to the Company is provided in the Company's audited consolidated financial statements and MD&A for the financial year ended December 31, 2023, all of which, together with other information relating to the Company, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR+") database at www.sedarplus.ca, the Securities and Exchange Commission’s website at www.sec.gov and our Company’s website at www.nacg.ca.

Annual Information Form	23	North American Construction Group Ltd.

U.S. Mine Safety Disclosure
As required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company confirms that its wholly-owned subsidiary NACG Wyoming, Inc. has, since June 21, 2019, been the operator of a coal mine located in southwest Wyoming known as the Kemmerer Mine (the "Mine"). During the period of the Company's operation of the Mine in 2023, the Company received, with respect to the Mine: (a) 13 citations from the Mine Safety and Health Administration (the "MSHA") under Section 104 of the Federal Mine Safety and Health Act of 1977 (30 U.S.C. 814) (the "Act"); (b) 0 orders under Section 104(b) of the Act; (c) 0 orders under Section 104(d) of the Act; (d) no flagrant violations under Section 110(b)(2) of the Act; and (e) no imminent danger orders under Section 107(a) of the Act. The total value of proposed assessments from the MSHA relating to violations under the Act in relation to the Mine in 2023 was $7,039.00 US. There were no fatalities at the Mine in 2023. MSHA has not provided any notice with respect to the Mine of a pattern of violations, or the potential to have a pattern of violations, of mandatory health or safety standards that could have significantly and substantially contributed to the cause and effect of health or safety hazards under Section 104(e) of the Act. There is no pending legal action before the federal Mine Safety and Health Review Commission involving the Mine.
As required by Section 1503 (a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company confirms that its wholly-owned subsidiary NACG Texas Inc. has since June 21, 2020, been the operator of a coal mine located in Texas known as the San Miguel Mine (the "Mine"). During the period of the Company's operation of the Mine in 2023, the Company received, with respect to the Mine: (a) 15 citations from the Mine Safety and Health Administration (the "MSHA") under Section 104 of the Federal Mine Safety and Health Act of 1977 (30 U.S.C. 814) (the "Act"); (b) 0 orders under Section 104(b) of the Act; (c) 0 orders under Section 104(d) of the Act; (d) no flagrant violations under Section 110(b)(2) of the Act; (e) no imminent danger orders under Section 107(a) of the Act; and (f) 1 order under Section 103(k) of the Act, which was still active at the end of 2023. The total value of proposed assessments from the MSHA relating to violations under the Act in relation to the Mine in 2023 was $4,116.00 US. There was one (1) fatality at the Mine in 2023. MSHA has not provided any notice with respect to the Mine of a pattern of violations, or the potential to have a pattern of violations, of mandatory health or safety standards that could have significantly and substantially contributed to the cause and effect of health or safety hazards under Section 104(e) of the Act. There is no pending legal action before the federal Mine Safety and Health Review Commission involving the Mine.
Recovery of Erroneously Awarded Compensation
As required by paragraph (19) of Form 40-F, the Company's Executive Compensation Clawback Policy has been filed as Exhibit 97.

Annual Information Form	24	North American Construction Group Ltd.

EXHIBIT A
Audit Committee Charter
1.PURPOSE
The board of directors (the "board") of North American Construction Group Ltd. (the "Company") has established the Audit Committee (the "Committee") for the purpose of assisting the board in meeting its oversight responsibilities in relation to: (a) the integrity of the Company’s accounting and financial reporting processes; (b) internal controls over financial reporting; (c) controls and procedures related to disclosure; (d) the internal audit function; (e) the qualifications, independence and performance of the Company’s external auditors; (f) identification and monitoring of financial risks; (g) the processes for monitoring compliance with legal and regulatory requirements (other than those related to health, environment and safety matters); and (h) establishment and monitoring of the Company’s codes of conduct and ethics.
2.AUTHORITY
The Committee has the authority to:
(a)conduct or authorize investigations into any matter within its scope of responsibility;
(b)retain and compensate independent counsel, accountants and others to advise the Committee or assist it with respect to its responsibilities;
(c)pre-approve all audit services and permitted non-audit services performed by the Company’s external auditors and negotiate the compensation to be paid for such services;
(d)resolve any disagreements between management and the Company’s external auditors regarding financial reporting;
(e)seek any information it requires from employees of the Company, all of whom will be directed by management to co-operate with the Committee’s requests;
(f)meet and communicate directly with the Company’s officers, external auditors, internal auditor, outside counsel and consultants, all as the Committee may deem necessary;
(g)direct the Company’s internal auditor to carry out such activities as the Committee may require;
(h)access all documents of the Company that the Committee may deem relevant to it in carrying out its responsibilities; and
(i)undertake any other activity that may be reasonably necessary for the Committee to carry out its responsibilities as set out in this Charter.
3.COMPOSITION AND QUALIFICATIONS
3.1.The Committee will consist of at least three and not more than six directors of the Company. The Board will appoint the Committee and its Chair from time to time, upon recommendation of the Governance Committee, with members to hold office until their successors are appointed or until they cease to be directors of the Company.
3.2.Each member of the Committee must be "independent" as that term is defined under the requirements of applicable securities laws and the standards of any stock exchange on which the Company’s securities are listed.
3.3.Each member of the Committee must be "financially literate" in that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to that which can reasonably be expected to be raised by the Company’s financial statements.
3.4.At least one member of the Committee will be an "audit committee financial expert" who will possess the attributes outlined in Appendix A.
3.5.No director currently serving on the Committee will serve on the audit committees of more than two additional public companies without prior approval of the Governance Committee.
3.6.Determinations as to whether a particular director meets the requirements for membership on the Committee will be made by the Board upon recommendation of the Governance Committee.

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4MEETINGS
4.1.The Committee will meet at least once each fiscal quarter, with authority to convene additional meetings as circumstances require. A meeting may be convened by the Chair, any member of the Committee, the external auditors, the internal auditor, the chief executive officer of the Company or the chief financial officer of the Company. The Chair will determine the time, place and procedures for calling and conducting Committee meetings, subject to the requirements of the bylaws of the Company, of this Charter and of the Canada Business Corporations Act.
4.2.A majority of the members of the Committee will constitute a quorum. Members of the Committee may participate in a meeting through any means which permits all parties to communicate adequately with each other. Any member not physically present but participating in the meeting through such means is deemed to be present at the meeting. A quorum, once established, is maintained even if members of the Committee leave before the meeting concludes.
4.3.In the event of a tie vote on a resolution, the issue will be forwarded to the full board for a vote.
4.4.A resolution signed (including signatures communicated by fax or electronic mail) by all members of the Committee entitled to vote on that resolution is as valid as if it had been passed at a meeting of the Committee.
4.5.The Committee may invite such officers, directors and employees of the Company as it may see fit from time to time to attend at meetings and provide information pertinent to any matter being discussed. Any director of the Company is entitled to attend Committee meetings, however, only members of the Committee are eligible to vote or establish a quorum. The external auditors will be entitled to receive notice of every meeting of the Committee and to attend and be heard at the same. The Committee will periodically meet in camera alone and separately with each of the external auditors and management.
4.6.The Chair will ensure that meeting agendas are prepared and provided in advance to members of the Committee, along with appropriate briefing materials. The Committee will keep and approve minutes of each meeting which record the decisions reached by the Committee. Once approved, the minutes will be kept with the records of the Company.
5.RESPONSIBILITIES
The Committee will carry out the following responsibilities:
5.1.Financial Reporting
(a)Review with management and the external auditors any issues of concern with respect to financial reporting, including proposed changes in the selection or application of major accounting policies and the reasons for such changes, any complex or unusual transactions, any issues depending on management’s judgment, proposed changes to or adoption of disclosure practices, and the effects of any recent or proposed regulatory or accounting initiatives or pronouncements, all to the extent that the foregoing may be material to financial reporting.
(b)Review with management and the external auditors their qualitative judgments about the appropriateness, not just the acceptability, of accounting principles and accounting disclosure practices used or proposed to be used, particularly the degree of aggressiveness or conservatism of the Company’s accounting principles and underlying estimates.
(c)In reviewing with management and the external auditors the results of their year-end audit and quarterly reviews, and management's responses, review any problems or difficulties experienced by the external auditors in performing the audit and reviews, including any restrictions or limitations imposed by management and resolve any disagreements between management and the external auditors regarding these matters.
(d)Review with management, the external auditors and legal counsel, as necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the financial position or operating results of the Company, and the manner in which these matters have been disclosed or reflected in the financial statements.

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(e)Review with management and the external auditors the annual audited financial statements and the related MD&A and press release; make recommendations to the Board with respect to approval thereof before being released to the public, and obtain an explanation from management of all significant variances between comparable reporting periods. Obtain confirmation from management and the external auditors that any GAAP reconciliation complies with the requirements of applicable securities laws.
(f)Approve the quarterly unaudited financial statements and the related MD&A and press release prior to their release to the public.
(g)Review with management and the external auditors any other matter required to be communicated to the Committee by the external auditors under applicable generally accepted auditing standards, applicable law and listing standards.
5.2.Internal Controls
(a)Review with management and with the internal and external auditors, as applicable, and assess the adequacy and effectiveness of the Company’s internal controls over accounting and financial reporting, including information technology security and control, and any material non-compliance with such controls.
(b)Understand the scope of internal audits and the external auditors’ review of internal control over financial reporting and obtain reports on significant findings and recommendations, together with management’s responses.
(c)Review management’s internal control report and the related attestation by the external auditors and discuss the same with management and external auditors.
(d)Obtain from the chief financial officer and chief executive officer confirmation that each is prepared to sign all required annual and quarterly certificates under applicable securities law in relation to internal controls over accounting and financial reporting. Review any disclosures made by the chief financial officer and chief executive officer regarding significant deficiencies or material weaknesses in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Company’s internal controls.
(e)Consider any special audit steps to be taken in light of any material internal control deficiencies.
5.3.Disclosure Controls
(a)Review with management and with the internal and external auditors, as applicable, and assess the adequacy and effectiveness of the Company’s disclosure controls and procedures, including any material non-compliance with such controls and procedures.
(b)Review and approve the disclosure policy of the Company and periodically assess the adequacy of such policy for completeness and accuracy.
(c)Review the procedures adopted by the Company in relation to public disclosure of financial information extracted or derived from the Company’s financial statements.
(d)Monitor the activities of the Company’s Disclosure Committee.
(e)Review and approve, and in some instances recommend approval to the Board, material financial disclosures prior to their public release or filing with securities regulators that are contained within the following documents:
(i)any prospectus or offering document;
(ii)annual information forms;
(iii)all material financial information required by securities regulations (ex. quarterly and annual financial statements, Forms 6-K, 40-F and F-4) including all exhibits thereto and required certifications of the Company’s principal executive officer and principal financial officer;
(iv)any correspondence with securities regulators or government financial agencies; and

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(v)news or press releases, investor presentations or other documents to be made publicly available that contain audited or unaudited financial information, including the type and presentation of information and, in particular, any pro-forma or non-GAAP information.
(f)Review and approve, and in some instances, recommend approval to the Board, material financial disclosures prior to their public release or filing with securities regulators that relate to related-party transactions or off balance sheet structures.
5.4.Internal Audit
(a)Review and approve the annual internal audit plan, scope of work, internal audit delivery method (staff augmented or co-sourced) and ensure that the internal audit plan is coordinated with the activities of the external auditors.
(b)Review management's proposed appointment or replacement of any individual engaged to perform internal audit work for the Company.
(c)Review all internal audit reports and management’s responses.
(d)Ensure that the internal auditor has direct and open communication with the Committee in the course of internal audit work and ensure that no unjustified restrictions or limitations are imposed on the internal auditor and that any other disagreements with management are resolved.
(e)Review the effectiveness of the internal audit function on an annual basis, including, resources, qualifications of internal audit staff, the internal auditor’s working relationship with the external auditors and compliance by the internal auditor with the relevant codes and standards of The Institute of Internal Auditors. The internal auditor reports functionally to the Chair of the Audit Committee.
5.5.External Audit
(a)Advise the board with respect to the selection, appointment, retention, compensation and replacement of the external auditors. In the event of a change of external auditors, review all issues and provide documentation to the Board related to the change, including the information to be included in the Notice of Change of Auditors and the planned steps for an orderly transition period.
(b)Oversee the work and evaluate the qualifications and performance of the external auditors, in the course of which evaluation the Committee will:
(i)annually obtain and review a report by the external auditors describing: (A) the external auditors’ internal quality control procedures; (B) any material issues raised by the most recent internal quality control review, or peer review, of the external auditors or by any inquiry or investigation by government or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors and any steps taken to deal with such issues; and (C) all relationships between the external auditors and the Company (in order to assess the auditors’ independence);
(ii)annually review and evaluate senior members of the external audit team, including their expertise and qualifications and take into consideration the opinions of management and the internal auditor in that regard; and
(iii)report all of its findings and conclusions with respect to the external auditors to the Board.
(c)Annually review and confirm with management and the external auditors the independence of the external auditors, which review will include but will not be limited to:
(i)ensuring receipt at least annually from the external auditors of a formal written statement delineating all relationships between the external auditors and the Company, including non-audit services provided to the Company, and outlining the extent to which the compensation of the audit partners of the external auditors is based upon selling non-audit services;
(ii)considering and discussing with the external auditors any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the external auditors;

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(iii)enquiring into and determining the appropriate resolution of any conflict of interest in respect of the external auditors;
(iv)reviewing the timing and process for implementing the rotation of the lead audit partner, the reviewing partner and other partners providing audit services to the Company;
(v)considering whether there should be a regular rotation of the audit firm itself;
(vi)reviewing and approving the Company’s hiring policies regarding the hiring of partners, employees and former partners and employees of the Company’s existing and former external auditors and ensuring a "cooling off" period of at least one year before any such persons can become employees of the Company in a financial oversight role.
(d)Ensure that the external auditors report directly to the Committee and that they are ultimately accountable to the Committee and to the Board as representatives of the shareholders of the Company.
(e)Review and approve the annual audit plan prior to the annual audit of the Company’s financial statements being undertaken by the external auditors, including review of the proposed scope and approach of the external auditors and the coordination of effort with internal audit.
(f)Ensure that the external auditors have direct and open communication with the Committee and that the external auditors meet regularly with the Committee without the presence of management to discuss any matters that the Committee or the external auditors believe should be discussed privately.
(g)Review and approve the basis and amount of the external auditors’ fees with respect to the annual audit and the quarterly reviews.
(h)Review and pre-approve all non-audit services to be provided to the Company or its subsidiaries by the external auditors and the engagement fees in respect to such services, provided that the Chair of the Committee, on behalf of the Committee, is authorized to pre-approve any non-audit services and the related engagement fees up to an amount of $20,000 per engagement. At the next Committee meeting, the Chair will report to the Committee any such pre-approval given.
5.6.Financial Risk Management
(a)Review the Company’s major financial risk exposures and approve the Company’s policies to manage such financial risk within the risk appetite of the Company.
(b)Monitor management of hedging, debt and credit, make recommendations to the Board respecting management of such risks and review the Company’s compliance with the same.
(c)Monitor management’s communication and implementation of the Anti-Fraud Policy and review compliance with such Policy by, among other things, receiving reports from management on:
(i)any investigations of fraudulent activity;
(ii)monitoring activities in relation to fraud risks and controls; and
(iii)assessments of fraud risk.
(d)Periodically review and approve the adequacy and appropriateness of the Anti-Fraud Policy and management’s implementation of the same.
5.7.Code of Conduct and Ethics Reporting
(a)Review the policies and procedures established by management for:
(i)the receipt, retention and treatment of complaints received by the Company regarding financial reporting, accounting, internal accounting controls or auditing matters; and
(ii)the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
(b)Monitor management’s communication and implementation of the Code of Conduct and Ethics Policy and review compliance with such Policy by, among other things:

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(i)reviewing on a timely basis serious violations of the Code of Conduct and Ethics Policy; and
(ii)reviewing on a summary basis at least quarterly all reported violations of the Code of Conduct and Ethics Policy.
(c)Periodically review the adequacy and appropriateness of the Code of Conduct and Ethics Policy and management’s implementation of the same and make recommendations to the Governance Committee in that regard.
5.8.Legal and Regulatory Compliance
(a)Review the effectiveness of the system for monitoring compliance with laws and regulations (other than those related to health, environment and safety matters) and the results of management’s investigation and follow-up (including disciplinary action) of any instances of non-compliance. Review the findings of any examination by regulatory authorities and any external auditors’ observations relating to such matters.
(b)Obtain regular updates from management and legal counsel regarding compliance matters, including compliance with applicable financial, tax or securities regulations and the accuracy and timeliness of filings with regulators.
(c)Review any litigation, claim or other contingent liability, including any tax reassessment that could have a material effect on the financial statements.
(d)Monitor compliance by the Company with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the directors of the Company personally liable.
5.9.Information Technology Security
(a)    Review with management and assess the adequacy and effectiveness of the Company's policies, processes and procedures relating to information technology security.
5.10.Other Responsibilities
(a)Regularly report to the Board about Committee activities, issues and related recommendations, including such matters as the Board may from time to time refer or delegate to the Committee.
(b)Annually assess the adequacy of this Charter, submit such evaluation to the Governance Committee and recommend any proposed changes to the Governance Committee to bring forward to the Board for approval.
(c)Evaluate the performance and effectiveness of the Committee on an annual basis.
(d)Provide an open avenue of communication between the external auditors and the Board.
(e)Perform any other activities consistent with the Committee’s mandate, the Company’s governing laws and the regulations of relevant stock exchanges as the Committee or the Board deems necessary or appropriate.
6.GENERAL
6.1.While the Committee will have the responsibilities and powers set forth in this Charter, it will not be the responsibility of the Committee to determine whether the Company’s financial statements are complete, accurate or prepared in accordance with generally accepted accounting principles, to manage financial risks or to conduct audits. These are the responsibilities of management and the external auditors in accordance with their respective roles.
6.2.The Committee will take reasonable steps to ensure that management establishes and maintains the controls, procedures and processes that comply with all appropriate laws, regulations or policies of the Company. It is not the responsibility of the Committee to conduct investigations or to ensure compliance with laws, regulations or Company policies.

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Appendix A: Audit Committee Financial Expert
At least one member of the Committee will be an "audit committee financial expert" who will possess the attributes outlined below:
1.An understanding of generally accepted accounting principles and financial statements;
2.The ability to assess the general application of generally accepted accounting principles in connection with the accounting for estimates, accruals and reserves;
3.Experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience in actively supervising one or more persons engaged in such activities;
4.An understanding of internal control over financial reporting; and
5.An understanding of audit committee functions.
As provided in the rules of the SEC, the designation or identification of a person as an audit committee financial expert does not (a) impose on that person any duties, obligations or liability that are greater than the duties, obligations or liability imposed on that person as a member of the Committee and the Board in the absence of such designation or identification or (b) affect the duties, obligations or liability of any other member of the Committee or the Board.
A member of the Committee may qualify as an audit committee financial expert as a result of his or her:
a)education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
b)experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
c)experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
d)other relevant experience.

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